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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                                JagNotes.com Inc.

                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share

                         (Title of Class of Securities)

                                    47008C106

                                 (CUSIP Number)

                            Thomas J. Mazzarisi, Esq.
                  Executive Vice President and General Counsel
                                JagNotes.com Inc.
                         6865 SW 18th Street, Suite B13
                            Boca Raton, Florida 33433
                               Tel: (561) 393-0605
                               Fax: (561) 393-6018
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 19, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              CUSIP No. 282491 10 9


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gary Valinoti

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         4,470,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    524,500
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,470,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    524,500

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,994,500

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.24%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                        STATEMENT PURSUANT TO RULE 13d-1
                      OF THE GENERAL RULES AND REGULATIONS
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         This Amendment No. 2, dated December 28, 2001 ("Amendment No. 2"), to a
Schedule 13D originally filed by Gary Valinoti on December 20, 2000 and amended by Amendment No.1 on September 11, 2001 (the "Schedule 13D"), relates to the common stock, par value $0.00001 per share (the "Common Stock"), of JagNotes.com Inc., a Nevada corporation (the "Company"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Terms used and not defined herein have the meanings ascribed to them in said Schedule 13D.

         The responses to Items 3, 4 and 5 of Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Purchases by Gary Valinoti:

         On September 18, 2001, Mr. Valinoti used personal funds to purchase through his IRA 35,000 shares of Common Stock that he owns on the open market at a price per share of $0.07 for total cash consideration of approximately $2,450.

         On October 4, 2001, Mr. Valinoti used personal funds to purchase through his IRA 70,000 shares of Common Stock that he owns on the open market at a price per share of $0.10 for total cash consideration of approximately $7,000.

         On December 7, 2001, Mr. Valinoti used personal funds to purchase through his IRA 30,000 shares of Common Stock that he owns on the open market at a price per share of $0.17 for total cash consideration of approximately $5,100.

         On December 19, 2001, Mr. Valinoti used personal funds to purchase through his IRA 80,000 shares of Common Stock that he owns on the open market at a price per share of $0.21 for total cash consideration of approximately $16,800.

         On December 20, 2001, Mr. Valinoti used personal funds to purchase through his IRA 30,000 shares of Common Stock that he owns on the open market at a price per share of $0.18 for total cash consideration of approximately $5,400.

         On December 21, 2001, Mr. Valinoti used personal funds to purchase through his IRA an aggregate of 70,000 shares of Common Stock that he owns on the open market at prices ranging from $0.16 to $0.17 per share for total cash consideration of approximately $11,400.

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         On December 26, 2001, Mr. Valinoti used personal funds to purchase through his IRA an aggregate of 180,000 shares of Common Stock that he owns on the open market at prices ranging from $0.18 to $0.20 per share for total cash consideration of approximately $33,700.

Purchases by Cathleen Valinoti:

         On December 7, 2001, Mr. Valinoti's wife, Cathleen Valinoti, used personal funds to purchase 30,000 shares of Common Stock that she owns (and Mr. Valinoti may be deemed to beneficially own) on the open market at a price per share of $0.18 for total cash consideration of approximately $5,400.

         On December 19, 2001, Cathleen Valinoti used personal funds to purchase 25,000 shares of Common Stock that she owns (and Mr. Valinoti may be deemed to beneficially own) on the open market at a price per share of $0.21 for total cash consideration of approximately $5,250.

         On December 20, 2001, Cathleen Valinoti used personal funds to purchase 25,000 shares of Common Stock that she owns (and Mr. Valinoti may be deemed to beneficially own) on the open market at a price per share of $0.20 for total cash consideration of approximately $5,000.


Item 4. Purpose of Transaction.

         Mr. Valinoti does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Valinoti reserves the right to purchase and sell additional shares of Common Stock in the open market from time to time.


Item 5. Interest in Securities of the Issuer.

         The information set forth in Items 7-13 of the cover sheet filed herewith is incorporated by reference in response to this Item.

         (a) There were 24,956,764 shares of Common Stock outstanding on December 27, 2001. Mr. Valinoti may be deemed to beneficially own 4,994,500 shares of Common Stock (including 524,500 shares of Common Stock owned by Mr. Valinoti's wife, Cathleen Valinoti, and 1,000,000 shares of Common Stock issuable upon the exercise of stock options), representing approximately 19.24% of the Common Stock outstanding as of December 27, 2001.

         (b) Number of shares as to which person filing statement has:
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                  (i)      Sole power to vote or to direct the vote: 4,470,000
                           shares of Common Stock.

                  (ii) Shared power to vote or to direct the vote: 524,500 shares of Common Stock.

                  (iii) Sole power to dispose or to direct the disposition of: 4,470,000 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of: 524,500 shares of Common Stock.

         (c) The information set forth in Item 3 of this Amendment No. 2 regarding purchases effected during the past 60 days is incorporated herein by reference.

         (d) None.

         (e) Not applicable.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Date: December 28, 2001                                       /s/ Gary Valinoti
                                                              -----------------
                                                              Gary Valinoti